Exhibit 99.4

News release…

Date: 25 March 2004
Ref: PR356g

Rio Tinto consideration for FCX shares fixed

Rio Tinto announced on 22 March that agreement had been reached with Freeport McMoran Copper & Gold Inc (“FCX”) for FCX to acquire for cash all of Rio Tinto’s 23,931,100 FCX shares. FCX has today announced the pricing of its convertible preferred stock issue to finance the purchase of the shares. As a consequence, Rio Tinto will receive net cash proceeds of $882 million.

The transaction, which is conditional on the completion of FCX’s convertible preferred stock issue, is expected to be finalised on 30 March.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885